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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934



					The France Growth Fund, Inc.
(Name of Issuer)

						Common Stock

(Title of Class of Securities)

						35177K108

(CUSIP Number)

July 5, 2002____
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]
Rule 13d-1(b)
[x]
Rule 13d-1(c)
[  ]
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cargill Financial Markets PLC
I.R.S. Identification No.:  None



2.
Check the Appropriate Box if a Member of a Group (See Instructions)




(a)
....................................




(b)
.....................................



3.
SEC Use Only ....................................



4.
Citizenship or Place of Organization

United Kingdom

Number of
Shares
Beneficially

Owned by
Each Reporting
Person With



5.
Sole Voting Power: 606,709




6.

Shared Voting Power: 0




7.
Sole Dispositive Power: 606,709




8.

Shared Dispositive Power: 0



9.
Aggregate Amount Beneficially Owned by Each Reporting Person: 606,709




10.
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See
Instructions)



11.
Percent of Class Represented by Amount in Row (9): 5.0%



12.
Type of Reporting Person (See Instructions)

                                           CO



Item 1.




(a)
Name of Issuer:    The France Growth Fund, Inc.


(b)
Address of Issuer's Principal Executive Offices:
c/o Credit Agricole Indosuez
666 Third Avenue
New York, NY  10017


Item 2.


(a)
Name of Person Filing:  Cargill Financial Markets PLC


(b)

Address of Principal Business Office or, if none, Residence:
Knowle Hill Park, Fairmile Lane, Cobham
Surrey KT11 2PD, United Kingdom


(c)

Citizenship:  United Kingdom



(d)
Title of Class of Securities:  Common Stock


(e)
CUSIP Number:  35177K108


Item 3.
If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).


(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C
80a-8).


(e)
[ ]
An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);


(f)
[ ]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


(g)
[ ]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-
3);


(j)
[ ]
Group, in accordance with Section 240.13d-
1(b)(1)(ii)(J).



Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:  606,709


(b)
Percent of class:  5.0%.


(c)
Number of shares as to which the person has:




(i)
Sole power to vote or to direct the vote:  606,709




(ii)
Shared power to vote or to direct the vote: 0




(iii)
Sole power to dispose or to direct the disposition of:
606,709




(iv)
Shared power to dispose or to direct the disposition of: 0



Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.
Ownership of More than Five Percent
on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.





Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.




Item 10.
Certification








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 10, 2002


/s/ David P.L. Corridan
Signature

Name:  David P.L. Corridan
Title:    Managing Director















Page 2 of 6

SCHEDULE 13G/A
CUSIP NO.  35177K108